David W. Freese

+1.215.963.5862

David.freese@morganlewis.com

December 20, 2021

FILED AS EDGAR CORRESPONDENCE

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Form N-14 for The Advisors' Inner Circle Fund III (File No. 333-259932)

Dear Mses. Rossotto and Fettig:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's registration statement on Form N-14 (the "Registration Statement"), filed on September 30, 2021, with respect to the following reorganizations: (i) the reorganization of the FS Multi-Strategy Alternatives Fund, a series of FS Series Trust, into the FS Multi-Strategy Alternatives Fund, a newly created series of the Trust; (ii) the reorganization of the FS Long/Short Equity Fund, a series of FS Series Trust, into the FS Long/Short Equity Fund, a newly created series of the Trust; and (iii) the reorganization of the FS Chiron Real Asset Fund (together with together with FS Series Trust's FS Multi-Strategy Alternatives Fund and FS Long/Short Equity Fund, the "Target Funds," and each, a "Target Fund"), a series of FS Series Trust, into the FS Chiron Real Asset Fund (together with the Trust's FS Multi-Strategy Alternatives Fund and FS Long/Short Equity Fund, the "Acquiring Funds," and each, an "Acquiring Fund"), a newly created series of the Trust.

Please note that FS Fund Advisor LLC (the "Adviser"), the investment adviser of each Target Fund and Acquiring Fund, determined after the initial filing of the Registration Statement to liquidate the FS Long/Short Equity Fund that is a series of FS Series Trust on or before December 31, 2021. Accordingly, the Reorganization relating to the FS Long/Short Equity Fund will no longer be consummated, and references to the FS Long/Short Equity Fund have been removed from the Registration Statement.

Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Trust and FS Fund Advisor LLC (the "Adviser"), as appropriate.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

December 20, 2021

Capitalized terms not defined herein should be given the meaning provided in the Registration Statement. To the extent comments received from the Office of the Chief Accountant and from the Disclosure Review Office are the same, they are provided in response to the comments under the Office of the Chief Accountant section only to avoid duplication.

Comments from the Office of the Chief Accountant

1.	Comment.	Please confirm that "Chiron" is in the name of the Target Fund - FS Chiron Real Asset Fund.

Response.	The Adviser has confirmed to the Trust that (i) the word "Chiron" is in the name of the FS Chiron Real Asset Fund that is a series of the Target Trust and (ii) if the Target Trust files, before the close of the Reorganizations, a filing type that will update that Target Fund's name tied to its EDGAR series and class identifier, then that Target Fund's name will be so updated.

2.	Comment.	In the Introduction to the Proxy Statement/Prospectus, please confirm that the total net asset value of shares of an Acquiring Fund will be the same as the total net asset value of the corresponding Target Fund's shares immediately prior to the reorganization, or otherwise revise or remove such disclosure.

Response.	The Trust confirms that it expects that the total net asset value of shares of an Acquiring Fund will be the same as the total net asset value of the corresponding Target Fund's shares immediately prior to the reorganization. All Reorganization expenses to be paid by the Target Funds will have been accrued and reflected in that Target Fund's net asset value prior to the closing date.

3.	Comment.	In the Introduction to the Proxy Statement/Prospectus, please include hyperlinks for the documents incorporated by reference.

Response.	The requested change has been made.

Summary of Key Information

4.	Comment. Under the heading "How do the Funds' fees and expenses compare?":

(a) Please supplementally confirm whether the costs of the reorganization are excluded from the expense limitation agreement for each Target Fund and if excluded, whether such costs are being excluded as extraordinary expenses, as determined in the discretion of the Adviser in accordance with the Expense Limitation Agreement in place for the Target Fund.

(b) Please define the term "expense cap" if it is not defined elsewhere in the Proxy Statement/Prospectus.

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

December 20, 2021

(c) Please supplementally confirm whether the Adviser will be entitled to recapture Target Fund fees previously waived and Target Fund expenses previously reimbursed after the close of the applicable Reorganization, and if so, please include related disclosure in the Proxy Statement/Prospectus.

Response.

(a) Each Target Fund's Expense Limitation Agreement defines "extraordinary expenses" to include "nonrecurring expenses." The Reorganization expenses to be borne by each Target Fund are one-time, nonrecurring expenses that satisfy the definition of extraordinary expenses under each Expense Limitation Agreement. Moreover, the parties to each Expense Limitation Agreement – the Adviser and the Target Trust, including the Target Trust's board of trustees – have agreed at arms-length that the Reorganization expenses qualify as extraordinary expenses under each Expense Limitation Agreement.

(b) The requested change has been made.

(c) The Trust confirms that the Adviser will be entitled to recapture Target Fund fees previously waived and Target Fund expenses previously reimbursed after the close of the applicable Reorganization. Related disclosure originally was included in the "Additional Information About The Funds - Comparison of Fees and Expenses" section of the Proxy Statement/Prospectus and the "Summary of Key Information - How do the Funds' fees and expenses compare? - Expense Limitation Agreements with Respect to Each Fund" sections of the Proxy Statement/Prospectus. The disclosure in the latter section has been moved to its own paragraph in an effort to make such disclosure more easily readable by shareholders.

5.	Comment. Under the heading "Who will pay the costs of the Reorganizations?":

(a) Please include a discussion of the benefits expected to be experienced by the Target Funds.

(b) Please clarify the discussion of the Funds' payment of costs by adding the word "Target" before "Fund" as applicable.

(c) Please disclose the expected aggregate total costs of the Reorganizations and the total split.

(d) Please supplementally confirm whether the Proxy Costs included in the table setting forth the estimated Reorganization Costs expected to be borne by each Target Fund have been allocated based on the cost allocation methodology described in the section or if they have been allocated based on pro rata net assets.

Response.

(a) The requested change has been made.

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

December 20, 2021

(b) The requested changes have been made.

(c) The requested changes have been made.

(d) The Adviser confirms that Proxy Costs have been allocated to each Target Fund pro rata based on net assets for purposes of estimating the Proxy Costs for each Target Fund. The Adviser believes that such methodology is a reasonable way to estimate Proxy Costs for each Target Fund. For example, a Target Fund with greater assets is likely to have a larger shareholder base and thus incur greater proxy costs than other Target Funds. The disclosure under this Section has been updated to include a discussion of the pro rata methodology used for estimating Proxy Costs.

6.	Comment. Under the heading "What will happen if shareholders of a Target Fund do not approve its Reorganization?," please disclose, if applicable, alternatives other than a liquidation that the Target Trust Board will consider pursuing if shareholders of a Target Fund do not approve the applicable Reorganization.

Response. The requested change has been made.

Additional Information About the Funds

7.	Comment. Under the heading "Comparison of Fees and Expenses":

(a) Please supplementally confirm that the expenses disclosed in the table represent current fees in accordance with Item 3 of Form N-14.

(b) Please disclose in the introductory paragraph that the expenses as of June 30, 2021 have been annualized.

(c) Please explain why no Acquired Fund Fees and Expenses ("AFFE") are presented for the Funds.

(d) The Staff notes that Other Expenses are expected to decrease significantly after each reorganization. Please supplementally explain the reason(s) for this.

(e) Please add a footnote to the fee table regarding the costs of investing in swaps for the FS Multi-Strategy Alternatives Fund and FS Long/Short Equity Fund, similar to the footnote to these Target Funds' fee tables in their current Form N-1A prospectus.

(f) In Footnote 1 to each Fund's fee table, please use the phrase "reorganization costs" instead of "conversion costs."

(g) Please disclose that the expense data presented in each Example table reflect one year of contractual fee waivers.

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

December 20, 2021

(h) In the FS Long/Short Equity Fund's fee table, please confirm whether the Target Fund's additional fee waiver is still in effect. If it is in effect, please disclose this in a footnote, and if it has expired, please revise Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements to exclude the expired additional fee waiver.

(i) Regarding the FS Chiron Real Asset Fund's fee table, please supplementally explain why the Target Fund's Total Annual Fund Operating Expenses do not tie to the financial statements in the Target Fund's 2021 semi-annual report.

Response.

(a) The Adviser has confirmed to the Trust that the expenses disclosed in the table represent current expenses in accordance with Item 3 of Form N-14.

(b) The requested change has been made.

(c) Each fee table has been revised to include an AFFE line item. Each Target Fund shows "None" in its AFFE line item with a footnote that states "Acquired Fund Fees and Expenses have been restated to reflect current expenses." The Adviser has represented that the Target Funds will dispose of all AFFE-producing instruments in the normal course before December 31, 2021 and invest the proceeds in instruments that do not produce AFFE, and that such transactions are unrelated to the Reorganizations.

Each Acquiring Fund also shows "None" in its AFFE line item because, based on the rationale explained above, the Acquiring Funds will not own AFFE-producing instruments when they commence operations following the close of the Reorganizations.

The Trust believes that the proposed disclosure is consistent with Instruction 3(d)(ii) to Item 3 of Form N-1A and accordingly with Item 3(a) of Form N-14.

(d) The Adviser has confirmed to the Trust that the expenses of each Acquiring Fund are expected to decrease relative to the expenses of its corresponding Target Fund due to anticipated reductions in service provider expenses payable by the Acquiring Fund.

(e) The requested change has been made with respect to the FS Multi-Strategy Alternatives Fund. As noted in the introduction to this letter, the FS Long/Short Equity Fund now will be liquidated and thus all references to the FS Long/Short Equity Fund have been removed from the Registration Statement.

(f) The requested change has been made.

(g) The requested change has been made.

(h) As noted in the introduction to this letter, the FS Long/Short Equity Fund now will be liquidated and thus all references to the FS Long/Short Equity Fund have been removed from the Registration Statement.

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

December 20, 2021

(i) The Adviser has confirmed to the Trust that the FS Chiron Real Asset Fund's Total Annual Fund Operating Expenses do not tie to the financial statements in that Target Fund's 2021 semi-annual report because the Adviser reduced its investment advisory fee for that Target Fund after the June 30, 2021 semi-annual report was sent to shareholders. A footnote to the Target Fund's Management Fee line item has been added disclosing that the management fees have been restated.

8.	Comment. Regarding the disclosure under the heading "Board Considerations in Approving the Reorganizations," please supplementally confirm whether the Target Trust Board considered pro forma fee and expense examples that included the Reorganization Costs expected to be borne by the Target Funds, as the fee tables and expense examples included in the Proxy Statement/Prospectus do not include such costs.

Response. The Adviser has confirmed to the Trust that the Target Trust Board considered data regarding the Reorganization Costs expected to be borne by the Target Funds when considering whether to approve the Reorganizations, notwithstanding the fact that the fee tables and expense examples included in the Proxy Statement/Prospectus do not include such Reorganization Costs.

9.	Comment. Under the heading "Federal Income Tax Considerations," please disclose the dollar amount of capital loss carryovers of each Target Fund, if applicable.

Response.	The requested change has been made.

Other Matters

10.	Comment. In the Capitalization fee tables:

(a) Please disclose that net assets are displayed in thousands or disclose the actual dollar amounts.

(b) For the FS Chiron Real Asset Fund's "Class A Shares Net Assets," please note that the "Pro Forma Adjustments" figure is listed as $0 because it rounds to less than $1,000.

Response.

(a) The requested change has been made.

(b) The requested change has been made.

Agreement and Plan of Reorganization

11.	Comment. In the signature block for FS Fund Advisor, LLC, please include a reference to section 9.2.

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

December 20, 2021

Response.	The requested change has been made.

Statement of Additional Information

12.	Comment. Under the heading "Pro Forma Financial Information":

(a) Please rename the section "Supplemental Financial Information" and delete the first sentence of the section.

(b) Please disclose supplemental financial information as described in Regulation S-X Rule 6-11(d)(1)(i-iii).

Response.

(a) The requested change has been made.

(b) The requested changes have been made.

Comments from the Disclosure Review Office

Shareholder Letter

13.	Comment. Please provide a plain English explanation of the transaction and the reasons for it.

Response. The requested change has been made.

14.	Comment. (a) Where appropriate, please reference that the shareholder meeting will be held in a virtual format. (b) Please also supplementally confirm that the virtual meeting will be in compliance with state law and the Target Trust's governing documents.

Response.

(a) The Trust notes that the shareholder meeting will not be held virtually and that any references to the contrary in the documents have been deleted.

(b) Please see the response to the Comment immediately above.

15.	Comment. Please explain the effect of the Reorganizations on Fund expenses clearly and consistently using either "gross expenses" or "net expenses" throughout the Proxy Statement/Prospectus.

Response.	The requested change has been made.

Notice of Joint Special Meeting of Shareholders

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

December 20, 2021

16.	Comment. Please include instructions for attending the shareholder meeting virtually.

Response.	The Trust notes that the shareholder meeting will not be held virtually and that any references to the contrary in the documents have been deleted.

Summary of Key Information

17.	Comment. Under the heading "How do the Funds' fees and expenses compare? - Expense Limitation Agreements with Respect to Each Fund," please simplify the explanation of the Acquiring Fund Expense Limitation Agreement by shortening the sentences and use this explanation throughout the documents.

Response.	The requested change has been made.

18.	Comment. Under the heading "How do the Funds' purchase and redemption procedures and exchange policies compare?," please disclose any material differences between Target Funds' and the Acquiring Funds' purchase and redemption procedures and exchange policies.

Response. The Trust confirms there are no material differences between Target Funds' and the Acquiring Funds' purchase and redemption procedures and exchange policies.

21.	Comment. Under the heading "How do the Funds' distribution and shareholder servicing fees compare?," please use the term "same," rather than "substantially the same," when comparing the Target Funds' and the Acquiring Funds' distribution and shareholder servicing fees if there are no differences between the fees charged.

Response. The requested change has been made.

22.	Comment. Under the heading "How do the Funds' sales charges compare?":

(a) Please disclose any sales load schedules that would be different between the Target Funds and the Acquiring Funds.

(b) Please include a table for Class I Shares' sales charges if applicable.

Response.

(a) The Trust confirms that the Target Funds and Acquiring Funds have the same sales load structures. Accordingly, no disclosure has been added in response to this Comment.

(b) The Trust confirms that Class I shares of the Target Funds and Acquiring Funds are not subject to sales charges. Accordingly, no disclosure has been added in response to this Comment.

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

December 20, 2021

23.	Comment. Under the heading "How do I vote on the Reorganizations?," please change the in-person meeting reference to a virtual meeting reference.

Response. The Trust notes that the shareholder meeting will not be held virtually and that any references to the contrary in the documents have been deleted.

Additional Information About the Funds

24.	Comment. Under the heading "Comparison of Principal Investment Strategies":

(a) Under "Principal Strategies — FS Chiron Real Asset Fund," please confirm supplementally that the Subsidiary does not invest directly in Bitcoin and revise the disclosure to clarify this.

(b) Under "Principal Strategies — FS Chiron Real Asset Fund," please clarify that the Fund's and Subsidiary's aggregate indirect exposure to Bitcoin may not exceed 15% of the Fund's net assets.

Response.

(a) The Adviser has confirmed to the Trust that neither the Target Fund nor its Subsidiary invests currently or has invested directly in Bitcoin, and that the Target Fund, the Acquiring Fund and the Subsidiary will gain exposure to Bitcoin only through futures and pooled investment vehicles. The referenced disclosure, therefore, has been removed. The Trust notes that the Acquiring Fund reserves the right to invest directly in Bitcoin in the future if and when the SEC and/or the Staff permit such investments.

(b) The requested change has been made.

25.	Comment. Under the heading "Comparison of Principal Risks of Investing in the Funds - Bitcoin Futures Contract Risk" for the FS Chiron Real Asset Fund, please remove the reference to Bitcoin futures contracts or expressly state in the Fund's "Principal Investment Strategies" disclosure that the Fund may invest in Bitcoin futures contracts. to the Fund's principal investment strategies.

Response. The sixth paragraph of the Fund's "Principal Investment Strategies" discloses that the Fund may invest in Bitcoin futures contracts. Accordingly, no additional disclosure has been added in response to this Comment.

26.	Comment. Under the heading "Comparison of Shareholder Rights," please describe the material differences, if any, between the Target Funds' and the Acquiring Funds' shareholder rights in the introduction paragraph.

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

December 20, 2021

Response. The requested change has been made.

27.	Comment. Please remove or revise any other disclosure in the Prospectus that could be interpreted as the FS Chiron Real Asset Fund investing directly in Bitcoin or directly or indirectly in other digital assets.

Response. The requested changes have been made.

Statement of Additional Information

28.	Comment. Under the heading "Bitcoin" in the "Description of Permitted Investments":

(a) In the first paragraph, please (i) clarify what is meant by “other cryptocurrency investments” and (ii) disclose that the Funds will not invest directly in Bitcoin or other digital assets.

(b) In the sixth paragraph, please supplementally confirm whether the disclosure is referring to the FS Chiron Real Asset Fund only.

Response.

(a) The requested changes have been made.

(b) The Adviser confirms that the disclosure is referring to FS Chiron Real Asset Fund only.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese

David W. Freese

cc:	Michael Beattie, President, The Advisors' Inner Circle Fund III